FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  July, 2013
Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

PRESS RELEASE

Prisa Average Closing Price below NYSE
Continued Listing Standards

Madrid, Spain – July 19th, 2013 – Promotora de Informaciones, S.A. (“Prisa”) announced today that it has received notice from the New York Stock Exchange (“NYSE”) that it is below the NYSE’s continued listing criteria because the average closing price of the company’s American Depositary Shares representing Class A Shares (“ADS-As”) (PRIS.A) was below $1.00 over a recent 30 consecutive trading day period.

Under NYSE rules, Prisa has six months from the date of the notice to bring the price of its ADS-As and the average price of its ADS-As over a 30 consecutive trading day period back above $1.00. Prisa intends to satisfy this obligation within the relevant time frame by amending its ADR Deposit Agreement to adjust the number of Class A shares represented by each ADS-A. During such 6‐month period, Prisa’s ADS-As and American Depositary Shares representing Class B Shares (“ADS-Bs”) (PRIS.B) will continue to be listed and traded on the NYSE, subject to compliance with other NYSE continued listing standards.

The notice from the NYSE does not impact the listing of Prisa’s Class A Shares and Class B Shares on the Spanish Stock Exchanges (Madrid, Barcelona, Bilbao and Valencia).

CONTACT:

Pilar Gil

Investor Relations

comunicacion@prisa.com
+34 (91) 331000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

July 19, 2013	By:	/s/ Antonio García-Mon
Name: Antonio García-Mon
Title: Secretary of the Board of Directors